Filed by Sprint Corporation

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Sprint Corporation

Commission File No.: 001-04721

Sprint Leader Guidelines, Talking Points and FAQ

PLEASE READ FIRST: GUIDELINES FOR USING THIS DOCUMENT

•  Below you will find a set of talking points and Q&A to guide your conversations with employees related to the merger with T-Mobile.

•  The document is intended for your use only and should not be distributed.

•  Please use these materials to speak with your teams and address questions. Many employees will look to you for guidance, and how you respond to this news will shape how they respond. It is more important than ever to stay positive and focused.

•  The goal of your conversations is to provide clear and consistent messages to all employees and energize them about what is to come.

•  It is critical that we speak with one voice. Please do not speculate, make assumptions, address rumors, or discuss any details not provided in this document.

•  If you are asked a question that is not covered in this document, please do not speculate or make up an answer. Instead, take note of the question and respond with the following:

“I’m not sure how to answer your question and I don’t want to provide any information that may not be accurate. I’ll pass your question along and get back to you if I have any additional information to share.”

Leader Talking Points for Use with Employees

Introduction/welcome

•	I hope you’ve all had time to see Marcelo’s video and email announcing that Sprint and T-Mobile have agreed to merge.

•	Just like Marcelo, I strongly believe this is the right move for our business.

•	The NewCo will enable us to deliver 5G faster, offer better products and services at lower prices, and create jobs and opportunities for Partners. The merger also will result in an immediate improvement to the quality of Sprint’s existing 4G/LTE network.

Why now and what’s changed?

•	So the obvious question is why now?

•	When Masa acquired Sprint in 2012, he hoped to eventually combine Sprint and T-Mobile in order to create a truly disruptive force in the American market.

•	Obviously we’ve made several attempts at this, including last year, but the timing wasn’t right.

•	The benefits are so great.

•	And now is the time.

•	As you know, the race to 5G looks very different today than it did only 6 months ago, and recent developments are bringing 5G and the focus on IoT even closer. This momentum will only continue to build.

Why is this a good deal?

1. 5G

•	Both companies have incredible momentum and incredible assets.

•	Our spectrum provides enormous depth. T-Mobile’s spectrum gives us breadth of coverage.

•	And when we combine them, we’ll create the best nationwide mobile 5G network and fuel a giant wave of innovation and disruption throughout the entire marketplace.

•	Alone, we can’t do it as quickly or as effectively, but combined we can build the best network.

•	AT&T and Verizon can’t build that network. No one can do what we are doing together. And when we do — we’ll win

2. Delivering consumer benefits

•	Consumers will benefit from better products and services. We’ll have the scale and resources to provide U.S. consumers and businesses with greater competition.

•	The merger also will result in an immediate improvement to the quality of Sprint’s existing 4G/LTE network.

•	We will provide a faster, more reliable network at lower prices and with better value.

•	As a combined company, we’ll also be able to better serve rural communities and compete in areas well beyond the traditional wireless business, such as home broadband, video and IoT.

3. Job creation

•	Finally, this transaction is a job creator. This will be one of those mergers that will actually create more jobs than are lost.

•	We plan to create thousands of new U.S. jobs in the coming years.

•	I’m confident this combination will create opportunities for Sprint Partners as part of a stronger, more competitive company that will grow.

Will there be any changes at Sprint?

•	For now it’s business as usual, but after the transaction has closed the name of the company will be T-Mobile. However, we will decide after closing which of our strong brands will be used to run the business.

•	Second, John Legere will be CEO of the combined company. Tim Höttges, current T-Mobile chairman, will serve as chairman of the combined entity, and Masa and Marcelo will serve on the board of the new company.

•	The headquarters for the new company will be Bellevue. And Kansas City will be HQ2.

What do we need from you?

•	Approving this merger is going to take time. We don’t expect to close this merger until the first half of 2019.

•	After the news is out, our teams in Washington, D.C. and across the country will be busy making the case why this deal will benefit consumers and our economy.

•	In the meantime, it’s business as usual.

•	We must compete and beat T-Mobile, AT&T and Verizon, and all of our other competitors.

•	This news may create some uncertainty, but we’re counting on all of you to remain focused on executing our plan, serving our customers, and delivering positive results.

•	The best thing you can do is to continue to perform at a high level and deliver for our valued customers.

•	Please feel free to reach out to me/your direct manager if you have questions. We are committed to keeping you informed during this process.

Top Employee FAQ

1.	Why are Sprint and T-Mobile a good fit?

•	We have long admired and respected T-Mobile, and believe this combination will supercharge our existing strategy and accelerate the disruption and innovation we can bring to the marketplace, and cement us – and America – as the true leader in mobile 5G. Together we are stronger.

2.	What does this combination mean for employees of Sprint?

•	Together, T-Mobile and Sprint can go further and faster to achieve our goal of becoming the best wireless business in the country, creating a strong competitor and, as a result, new opportunities for employees as part of a stronger, more competitive organization. I’m very pleased that Overland Park will be HQ2 and a critical hub for talent at the combined company.

3.	Will there be any headcount reductions?

•	This transaction is about growth and we expect that we will be creating jobs.

•	There may be some overlaps, but we’ll choose the best talent from both companies for these roles.

4.	Should Sprint employees start working with their T-Mobile counterparts?

•	No. The announcement has no immediate impact on the way we operate and we must remain focused on our day-to-day responsibilities, meeting and exceeding the needs of our customers and executing our plan.

•	That means it is business as usual at Sprint, and we must continue to compete just as fiercely as we always have right up until the close.

5.	What should we be telling our customers? What benefits can customers expect?

•	You should tell them we are very excited about the combination and believe our customers will benefit from greater competition and a faster more reliable network at lower prices and with better value.

•	The new company will have lower costs, greater economies of scale, capacity to handle more customers and a customer-first, competitive culture that should lead to changes that make wireless – and adjacent industries like cable and broadband – more affordable for everyone.

6.	Who should I contact if I have additional questions?

•	Please reach out to your manager with any questions.

Important Additional Information

In connection with the proposed transaction, T-Mobile US, Inc. (“T-Mobile”) T-Mobile will file a registration statement on Form S-4, which will contain a joint consent solicitation statement of T-Mobile and Sprint Corporation (“Sprint”), that also constitutes a prospectus of T-Mobile (the “joint consent solicitation statement/prospectus”), and each party will file other documents regarding the proposed transaction with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT CONSENT SOLICITATION STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. When final, a definitive copy of the joint consent solicitation statement/prospectus will be sent to T-Mobile and Sprint stockholders. Investors and security holders will be able to obtain the registration statement and the joint consent solicitation statement/prospectus free of charge from the SEC’s website or from T-Mobile or Sprint. The documents filed by T-Mobile with the SEC may be obtained free of charge at T-Mobile’s website, at www.t-mobile.com, or at the SEC’s website, at www.sec.gov. These documents may also be obtained free of charge from T-Mobile by requesting them by mail at T-Mobile US, Inc., Investor Relations, 1 Park Avenue, 14th Floor, New York, NY 10016, or by telephone at 212-358-3210. The documents filed by Sprint with the SEC may be obtained free of charge at Sprint’s website, at www.sprint.com, or at the SEC’s website, at www.sec.gov. These documents may also be obtained free of charge from Sprint by requesting them by mail at Sprint Corporation, Shareholder Relations, 6200 Sprint Parkway, Mailstop KSOPHF0302-3B679, Overland Park, Kansas 66251, or by telephone at 913-794-1091.

Participants in the Solicitation

T-Mobile and Sprint and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of consents in respect of the proposed transaction. Information about T-Mobile’s directors and executive officers is available in T-Mobile’s proxy statement dated April 26, 2018, for its 2018 Annual Meeting of Stockholders. Information about Sprint’s directors and executive officers is available in Sprint’s proxy statement dated June 19, 2017, for its 2017 Annual Meeting of Stockholders, and Sprint’s Current Reports on Form 8-K, filed with the SEC on January 4, 2018 and January 17, 2018. Other information regarding the participants in the consent solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint consent solicitation statement/prospectus and other relevant materials to be filed with the SEC regarding the acquisition when they become available. Investors should read the joint consent solicitation statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from T-Mobile or Sprint as indicated above.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain forward-looking statements concerning T-Mobile, Sprint and the proposed transaction between T-Mobile and Sprint. All statements other than statements of fact, including information concerning future results, are forward-looking statements. These forward-looking statements are generally identified by the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “could” or similar expressions. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed transaction, including anticipated future financial and operating results, synergies, accretion and growth rates, T-Mobile’s, Sprint’s and the combined company’s plans, objectives, expectations and intentions, and the expected timing of completion of the proposed transaction. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the failure to obtain, or delays in obtaining, required regulatory approvals, and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction, or the failure to satisfy any of the other conditions to the proposed transaction on a timely basis or at all; the occurrence of events that may give rise to a right of one or both of the parties to terminate the business combination agreement; adverse effects on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results because of a failure to complete the proposed transaction in the anticipated timeframe or at all; inability to obtain the financing contemplated to be obtained in connection with the proposed transaction on the expected terms or timing or at all; the ability of T-Mobile, Sprint and the combined company to make payments on debt or to repay existing or future indebtedness when due or to comply with the covenants contained therein; adverse changes in the ratings of T-Mobile’s or Sprint’s debt securities or adverse conditions in the credit markets; negative effects of the announcement, pendency or consummation of the transaction on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results, including as a result of changes in key customer, supplier, employee or other business relationships; significant transaction costs, including financing costs, and unknown liabilities; failure to realize the expected benefits and synergies of the proposed transaction in the expected timeframes or at all; costs or difficulties related to the integration of Sprint’s network and operations into T-Mobile; the risk of litigation or regulatory actions; the inability of T-Mobile, Sprint or the combined company to retain and hire key personnel; the risk that certain contractual restrictions contained in the business combination agreement during the pendency of the proposed transaction could adversely affect T-Mobile’s or Sprint’s ability to pursue business opportunities or strategic transactions; effects of changes in the regulatory environment in which T-Mobile and Sprint operate; changes in global, political, economic, business, competitive and market conditions; changes in tax and other laws and regulations; and other risks and uncertainties detailed in Sprint’s Annual Report on Form 10-K for the fiscal year ended March 31, 2017 and in its subsequent reports on Form 10-Q, including in the sections thereof captioned “Risk Factors” and “MD&A – Forward-Looking Statements,” as well as in its subsequent reports on Form 8-K, all of which are filed with the SEC and available at www.sec.gov and www.sprint.com. Forward-looking statements are based on current expectations and assumptions, which are subject to risks and uncertainties that may cause actual results to differ materially from those expressed in or implied by such forward-looking statements. Given these risks and uncertainties, persons reading this communication are cautioned not to place undue reliance on such forward-looking statements. Sprint assumes no obligation to update or revise the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law.